Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 22, 2026

Relating to Preliminary Prospectus Supplement dated September 18, 2026 to

Prospectus dated September 14, 2026

Registration No. 333-298926

FINAL PRICING TERMS

SYSCO HOLDINGS CORPORATION AND SYSCO CORPORATION

$1,500,000,000 7.100% Series A Junior Subordinated Notes due 2056
$1,000,000,000 7.250% Series B Junior Subordinated Notes due 2056
$1,400,000,000 7.350% Series C Junior Subordinated Notes due 2056

Issuers:	Sysco Holdings Corporation and Sysco Corporation
Expected Issuer Ratings*:	Baa3 (Stable) by Moody’s Ratings, Inc. BBB (Negative) by S&P Global Ratings BBB (Stable/Negative Watch) by Fitch Ratings, Inc.
Expected Security Ratings*:	Ba1 by Moody’s Ratings, Inc. BB+ by S&P Global Ratings BB+ by Fitch Ratings, Inc.
Guarantee:	Fully and unconditionally guaranteed, jointly and severally, on an unsecured, subordinate and junior basis, by Sysco Corporation’s direct and indirect wholly-owned domestic subsidiaries that guarantee Sysco Corporation’s existing senior notes.
Format:	SEC Registered
Title of Security:	7.100% Series A Junior Subordinated Notes due 2056	7.250% Series B Junior Subordinated Notes due 2056	7.350% Series C Junior Subordinated Notes due 2056
Principal Amount:	$1,500,000,000	$1,000,000,000	$1,400,000,000
Maturity Date:	October 6, 2056	October 6, 2056	October 6, 2056
First Reset Dates:	January 6, 2032 (the “First Reset Date”) and on each fifth anniversary thereof (each, a “Reset Date”)	October 6, 2033 (the “First Reset Date”) and on each fifth anniversary thereof (each, a “Reset Date”)	October 6, 2036 (the “First Reset Date”) and on each fifth anniversary thereof (each, a “Reset Date”)
Reset Period:	The period from, and including, a Reset Date to, but excluding, the next Reset Date
First Step-Up Date:	January 6, 2037	October 6, 2038	October 6, 2036
Second Step-Up Date:	January 6, 2052	October 6, 2053	—
Coupon:

7.100%, from, and including the original issuance date to, but excluding the First Reset Date

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series A Spread to Benchmark Treasury, from, and including the First Reset Date, to, but excluding the First Step-Up Date

7.250%, from, and including the original issuance date to, but excluding the First Reset Date

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series B Spread to Benchmark Treasury, from, and including the First Reset Date, to, but excluding the First Step-Up Date

7.350%, from, and including the original issuance date to, but excluding the First Reset Date

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series C Spread to Benchmark Treasury, from, and including the First Reset Date, and each Reset Period thereafter

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series A Spread to Benchmark Treasury plus 0.250%, from, and including the First Step-Up Date and each Reset Period thereafter, to, but excluding Second Step-Up Date

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series A Spread to Benchmark Treasury plus 1.000%, from, and including the Second Step-Up Date and each Reset Period thereafter

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series B Spread to Benchmark Treasury plus 0.250%, from, and including the First Step-Up Date and each Reset Period thereafter, to, but excluding Second Step-Up Date

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series B Spread to Benchmark Treasury plus 1.000%, from, and including the Second Step-Up Date and each Reset Period thereafter

First Reset Date, to, but excluding the First Step-Up Date

Five-year U.S. Treasury Rate as of the Reset Interest Determination Date for such Reset Period plus the Series C Spread to Benchmark Treasury plus 0.250%, from, and including the First Step-Up Date and each Reset Period thereafter

Interest Payment Dates:	January 6 and July 6, commencing January 6, 2027	April 6 and October 6, commencing April 6, 2027	April 6 and October 6, commencing April 6, 2027
Optional Deferral of Interest:	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral
Price to Public:	100.000% of the principal amount	100.000% of the principal amount	100.000% of the principal amount
Benchmark Treasury:	4.375% due August 31, 2031	4.500% due August 31, 2033	4.625% due August 15, 2036
Benchmark Treasury Yield:	4.820%	4.878%	4.949%
Spread to Benchmark Treasury:	T + 228 bps	T + 237.2 bps	T + 240.1 bps
Re-Offer Yield:	7.100%	7.250%	7.350%
Use of Proceeds:	To pay the cash consideration for the JRD Acquisition Transactions and all other fees, costs and expenses related thereto.
Optional Redemption:
Make-Whole Call:	T + 35 bps	T + 40 bps	T + 40 bps
First Par Call:	October 8, 2031	July 8, 2033	July 8, 2036
Special Mandatory Redemption:	If (i) the consummation of the JRD Acquisition Transactions does not occur on or prior to (a) March 30, 2028 or (b) any later date as the parties to the merger agreement may agree, (ii) Sysco Corporation notifies the trustee in writing that the merger agreement has terminated in accordance with its terms prior to the consummation of the JRD Acquisition Transactions, or (iii) Sysco Corporation notifies the trustee in writing and publicly announces that Sysco Corporation will not pursue the consummation of the JRD Acquisition Transactions, as more particularly described in the preliminary prospectus supplement, the Issuers will be required to redeem the notes at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of the Special Mandatory Redemption.

Redemption for Tax Reasons:	The Issuers may redeem all, but not part, of any series of notes upon the occurrence of certain tax events at the redemption price of 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.
Redemption for Rating Agency Event:	The Issuers may redeem all, but not part, of any series of notes within 120 days following a Rating Agency Event at the redemption price of 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.
Day Count Convention:	30/360
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Trade Date:	September 22, 2026
Expected Settlement Date**:	T + 10; October 6, 2026
CUSIP Numbers /ISINs:	87183X AH6/ US87183XAH61	87183X AJ2/US87183XAJ28	87183X AK9/US87183XAK90
Joint Book-Running Managers with respect to the Series A Notes and the Series B Notes:	Goldman Sachs & Co. LLC TD Securities (USA) LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Joint Book-Running Managers with respect to the Series C Notes:	Goldman Sachs & Co. LLC TD Securities (USA) LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BNP Paribas Securities Corp. Truist Securities, Inc.
Co-Managers with respect to the Series A Notes and the Series B Notes:	BNP Paribas Securities Corp.
Truist Securities, Inc.
Barclays Capital Inc.
Rabo Securities USA, Inc.
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
Lloyds Securities Inc.
Siebert Williams Shank & Co., LLC
Co-Managers with respect to the Series C Notes:	PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Barclays Capital Inc.
Rabo Securities USA, Inc.
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
Lloyds Securities Inc.
Siebert Williams Shank & Co., LLC

Pro Forma Indebtedness:

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had approximately $34.4 billion total debt outstanding, including approximately $24.2 billion in aggregate principal amount of unsecured senior indebtedness outstanding.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had no secured indebtedness and the guarantors would have had no secured indebtedness other than a total of $890 million of secured indebtedness outstanding under a fleet financing program secured by fleet assets at a non-guarantor subsidiary that is owned by two guarantor subsidiaries.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, the total liabilities, including trade payables, of Sysco Corporation’s non-guarantor subsidiaries would have been approximately $12.8 billion, and Sysco Corporation’s non-guarantor subsidiaries would have collectively owned approximately 80.0% of Sysco Corporation’s consolidated total assets. For the fiscal year ended June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, Sysco Corporation’s non-guarantor subsidiaries would have accounted for approximately 49.4% of Sysco Corporation’s consolidated sales.

Capitalized terms used but not defined herein have meaning given to them in the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuers expect delivery of the notes will be made against payment therefor on or about October 6, 2026, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

The Issuers have filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, TD Securities (USA) LLC toll free at 1-855-495-9846, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751 (option #5).